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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAVIGANT CAPITAL ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. WACKER DRIVE
(No. and Street)

CHICAGO (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD CASAS 847-5831619
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. WACKER DRIVE (Address), CHICAGO (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, EDWARD CASAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAVIGANT CAPITAL ADVISORS, LLC, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELYNN M. KELLY
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
April 27, 2012

Notary Public

Signature

MANAGING DIRECTOR
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP

SEC Mail Processing Section
MAR 01 2010
Washington, DC
122

Independent Accountant's Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Management of Navigant Capital Advisors, LLC
30 South Wacker Drive, Suite 3550
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Navigant Capital Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Navigant Capital Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Navigant Capital Advisors, LLC's management is responsible for Navigant Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries as per Navigant Capital Advisors LLC's January 2010 bank statement, noting no differences;

2. Compared the Total Revenue amount on the audited Form X-17A-5 for the year ended December 31, 2009 less revenue reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting a difference of $76,798;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, including Navigant Capital Advisors LLC's trial balance for the nine-month period ended December 31, 2009, noting no differences; and

4. Proved the arithmetical accuracy of the calculation reflected in Form SIPC-7T and in the related schedules and working papers, including Navigant Capital Advisors LLC's trial balance supporting the adjustments, noting no differences other than the difference in Total Revenue of $76,798 as noted above.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

/s/ KPMG LLP

February 25, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

SIPC-7T
(29-REV 12/09)

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-53403 FINRA Dec-09
Navigant Capital Advisors LLC
30 South Wacker Drive
Chicago Illinois 60606

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Timothy Woods (312)583-2656

2. A.	General assessment (item 2e from page 2 but not less than $150 minimum)	$ 1,651
B.	Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) 1/6/2009 Date Paid	(150)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	1,501
E.	Interest computed on late payment (see instructions E) for ______ days at 20% per annum	-
F.	Total assessment and interest due (or overpayment carried forward)	$ 1,501
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as E above) $ 1,501	
H.	Overpayment carried forward $(-)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represented thereby that all information contained herein is true, correct and complete.

Dated the 10 day of February, 20 10.

Navigant Capital Advisors LLC
(Name of Corporation, Partnership or other organization)

Timothy B Woods
(Authorized Signature)

Chief Compliance Officer
(Title)

This form is the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less that 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending December 31, 2009
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 660,350
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		-
(2) Net loss from principal transactions in securities in trading accounts.		-
(3) Net loss from principal transactions in commodities in trading accounts.		-
(4) Interest and dividend expense deducted in determining item 2a.		-
(5) Net loss from management of or participation in the underwriting or distribution of securities.		-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		-
(7) Net loss from securities in investment accounts.		-
Total additions		-
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.		-
(2) Revenues from commodity transactions.		-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		-
(4) Reimbursements for postage in connection with proxy solicitation.		-
(5) Net gain from securities in investment accounts.		-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		-
(7) Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		-
(9) (i) Total interest and dividend expense (FOCUS Line 22/Part IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ -	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ -	
Enter the greater of line (i) or (ii)		-
Total deductions		-
2d. SIPC Net Operating Revenue		$ 660,350
2e. General Assessment @ .0025		$ 1,651

(to page 1 but not less than $150 minimum)

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

To the Managing Member
Navigant Capital Advisors, LLC:

We have audited the accompanying statement of financial condition of Navigant Capital Advisors, LLC (the Company) as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Navigant Capital Advisors, LLC as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chicago, Illinois
February 25, 2010

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Financial Condition

December 31, 2009

Assets

Cash	$	1,515,367
Accounts receivable, net		58,301
Prepaid expense		31,964
Property and equipment, net		48,011
Total assets	$	1,653,643

Liabilities and Member's Equity

Accrued liabilities	$	37,000
Due to parent company		650,812
Deferred revenue		71,941
Total liabilities		759,753
Member's equity		893,890
Total liabilities and member's equity	$	1,653,643

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Operations

Year ended December 31, 2009

Revenues:		
Revenues before reimbursements	$	1,249,802
Reimbursements		207,294
Total revenues		1,457,096
Costs of services:		
Cost of services before reimbursable expenses		1,349,381
Reimbursable expenses		207,294
Total costs of services		1,556,675
General and administrative expenses:		
Occupancy expense		135,595
Bad debt expense		12,813
Depreciation expense		32,008
Amortization expense		2,813
Other general and administrative expenses		253,268
Total general and administrative expenses		436,497
Net loss	$	(536,076)

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2009

		Capital	Accumulated earnings	Distributed to member	Total
Balance at December 31, 2008	$	55,000	29,724,966	(28,350,000)	1,429,966
Net loss		—	(536,076)	—	(536,076)
Balance at December 31, 2009	$	55,000	29,188,890	(28,350,000)	893,890

See accompanying notes to financial statements.

NAVIGANT CAPITAL ADVISORS, LLC

Statement of Cash Flows

Year ended December 31, 2009

Cash flows from operating activities:		
Net loss	$	(536,076)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Bad debt expense		12,813
Depreciation expense		32,008
Amortization expense		2,813
Changes in assets and liabilities:		
Accounts receivable		325,226
Prepaid expense		(10,370)
Due to parent company		892,674
Accrued liabilities		1,000
Deferred revenue		(30,825)
Net cash provided by operating activities		689,263
Net increase in cash		689,263
Cash at beginning of year		826,104
Cash at end of year	$	1,515,367

See accompanying notes to financial statements.

(1) Organization

Navigant Capital Advisors, LLC (the Company), also doing business as Sextant Corporate Finance, is a wholly owned subsidiary of Navigant Consulting, Inc. (NCI). NCI is defined as the parent company in the financial statements. The Company was organized as a limited liability company. The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financial advisory services for private placements, and mergers and acquisitions.

"Navigant" is a service mark of Navigant International, Inc. NCI is not affiliated, associated, or in any way connected with Navigant International, Inc. and NCI's use of "Navigant" is made under license from Navigant International, Inc.

(2) Summary of Significant Accounting Policies

(a) Preparation of Financial Statements

The Company's financial statements were prepared in accordance with the accounting principles generally accepted in the United States of America.

(b) Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

(c) Revenue Recognition

The Company recognizes revenue for consulting work that culminates in a securities transaction, for which the Company is engaged to provide services in connection with a transaction, the closing of which involves the exchange of securities between two or more parties, and for which the Company is compensated in the form of success fees based on a percentage of the value (some or all) of the resulting transaction. These incremental revenue amounts are generally contingent on a specific event, and the incremental revenues are recognized when the contingencies are resolved.

In limited circumstances, the Company recognizes revenues as the related professional services are provided. In connection with recording revenues, estimates and assumptions are required in determining the expected conversion of the revenues to cash. The Company may provide multiple services under the terms of an arrangement. There are also client engagements where the Company is paid a fixed amount for its services. The recording of these fixed revenue amounts requires the Company to make an estimate of the total amount of work to be performed and revenues are then recognized as efforts are expended based on (i) objectively determinable output measures, (ii) input measures if output measures are not reliable, or (iii) the straight-line method over the term of the arrangement. From time to time, the Company also earns incremental revenues.

Total revenues include reimbursable costs which are billed to customers. These reimbursable costs are recorded as a component of cost of services.

(Continued)

(d) Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state tax laws. The Company's income or loss is included in the federal and state consolidated tax returns of the parent company, which is a C Corporation.

(e) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Company to make estimates and assumptions that affect the amounts reported in the financial statements, related notes, and net capital and asset position. Actual results could differ from those estimates.

(3) Related-Party Transactions

The Company has a service agreement (the Agreement) with NCI. Under the terms of the Agreement, NCI agrees to provide the Company consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time, provided that the Company shall have supervisory authority for persons registered with the FINRA as representatives and principals of the Company to the extent required under FINRA rules. NCI invoices the Company on a periodic basis, generally monthly, for consulting services provided and reimbursable costs. Consulting services are billed at cost plus a percentage markup for fringe benefits, facilities, and operating expenses based upon the terms of the Agreement.

During the year ended December 31, 2009, as part of the Agreement, the Company incurred $1.6 million of costs under the Agreement. At December 31, 2009, the Company owed NCI $650,812, which is recorded as a due to the parent company in the statement of financial condition.

In addition, the Company has a policy that assigns to NCI revenues that do not culminate in a securities transaction (see 2c. Revenue Recognition). Cash receipts involving these types of transactions by the Company results in the Company owing NCI for amounts received.

(4) Accounts Receivable

The accounts receivable as of December 31, 2009 consisted of the following:

Unbilled receivables	$	37,013
Accounts receivable		79,574
Allowance for doubtful accounts		(58,286)
Accounts receivable	$	58,301

(5) Property and Equipment

Property and equipment relate to the Navigant Capital Advisors website. The Company depreciates the asset on a straight-line basis, based on an estimated useful life of three years. As of December 31, 2009, the remaining useful life of the fixed asset was 21 months. The property and equipment as of December 31, 2009 consisted of the following:

Property and equipment, at costs	$	82,305
Accumulated depreciation		(34,294)
Property and equipment, net	$	48,011

(6) Net Capital Requirements under SEC Rule 15c3-1

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, of $50,650 at December 31, 2009, and the ratio of "aggregate indebtedness" to "net capital," as those terms are defined by the rule, may not exceed 15 to 1. At December 31, 2009, the Company's net capital was $755,614, which was $704,964 in excess of its required net capital and its ratio of indebtedness to capital was 1.01 to 1.

(7) Reserve Requirement under SEC Rule 15c3-3

SEC Rule 15c3-3, *Customer Protection – Reserves and Custody of Securities* (Rule 15c3-3), requires, among other things, every broker or dealer to perform a periodic computation of the Reserve Requirement unless such broker or dealer is exempted under the exemptive provisions of Rule 15c3-3. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, pursuant to Rule 15c3-3(k)(2)(i), the Company is exempted from such reserve requirement computation.

(8) Concentrations

The Company recorded $1.5 million in revenues for the year ended December 31, 2009. The Company had three clients that each had revenues that exceeded 10% of the Company's total revenue; in aggregate, the revenues for the three clients amounted to approximately $0.9 million of the Company's total revenue for the year ended December 31, 2009.

The Company maintains substantial cash balance at a bank. The Company does not believe that its bank deposits represent any material risk to the Company.

(9) Subsequent Events

Management has evaluated subsequent events for disclosure and/or recognition through the date that the financial statements were available to be issued, which is February 25, 2010.

(10) Income Taxes

As the Company organized as a limited liability company and its taxable income is reported by the parent company, there is no tax expense/benefit recorded by the Company. If the Company was a taxable entity, income tax expense for the year ended December 31, 2009 would have been calculated at the federal effective tax rate of 35%. However, the Company had a net loss for the year and thus accrued no federal income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. The Company is a single-member limited liability company, which is disregarded for federal income tax purposes. A disregarded entity does not report its deferred tax assets or liabilities in its financial statements. Rather, the parent company will report any related deferred tax items in its financial statements. If the Company was a stand-alone entity, as of December 31, 2009, the deferred tax asset would be immaterial in amount.

NAVIGANT CAPITAL ADVISORS, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

Computation of net capital:		
Total member's equity	$	893,890
Deduct:		
Nonallowable assets:		
Accounts receivable, net		58,301
Prepaid expense		31,964
Fixed assets, net		48,011
Total nonallowable assets		138,276
Net capital		755,614
Minimum net capital requirement		50,650
Net capital in excess of requirement	$	704,964
Ratio of aggregate indebtedness to net capital		101%
Aggregate indebtedness (1)	$	759,753

(1) Aggregate indebtedness consists of accrued liabilities, deferred revenue and due to parent.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2009 filed by Navigant Capital Advisors, LLC in its Form X-17A-5 with the Financial Industry Regulatory Authority (FINRA) on January 27, 2010.

See accompanying independent auditors' report.

Schedule II

NAVIGANT CAPITAL ADVISORS, LLC

Computation for Determination of Reserve Requirement and Information Relating to
Possession or Control Requirement under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2009

The Registrant is not required to compute the Reserve Requirements under Exhibit A of Rule 15c3-3(k)(2)(i) or to include Information Relating to the Possession or Control Requirements under Rule 15c3-3 because the Registrant does not carry securities accounts for customers or perform custodial functions relating to customer securities.

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 of the Securities and Exchange Commission

The Managing Member
Navigant Capital Advisors, LLC:

In planning and performing our audit of the financial statements of Navigant Capital Advisors, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 25, 2010

KPMG

NAVIGANT CAPITAL ADVISORS, LLC

Financial Statements and Schedule

December 31, 2009

(With Independent Auditors' Report Thereon)